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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinley Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7551 Callaghan Rd., Ste. 230
(No. and Street)

San Antonio, TX 78229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weilbacher & Associates
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

PROCESSED
APR 09 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 0 1 2004
535

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

McKinley Securities, LLC

Phone: (210) 344-7738 Fax: (210) 344-4493

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH., D.C. 189 SECTION

February 26, 2004

To: National Association of Securities Dealers

I, Robert P. Carswell, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of McKinley Securities, LLC, as of December 31, 2003, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

By: [signature]

Name: Robert P. Carswell

Title: President

Subscribed and sworn to before me this 26th day of February ~~2003~~ 2004 sg

Signature: Sharon G. Gewertz

Print: SHARON G. GEWERTZ

Notary Public

OFFICIAL SEAL
Sharon G. Gewertz
State of Texas
My Commission Expires
September 30, 2004

NOTARY PUBLIC STATE OF TEXAS

7551 Callaghan Road, Suite 230
San Antonio, Texas 78229

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C. 188

MCKINLEY SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2003

(With Accountants' Audit Report Thereon)

MCKINLEY SECURITIES, LLC

CONTENTS

WEILBACHER & ASSOCIATES
A Professional Corporation

To Member
McKinley Securities, LLC
San Antonio, Texas

We have audited the accompanying statement of financial condition of McKinley Securities, LLC (a limited liability company) as of December 31, 2003, and the related statement of income, changes in member capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of McKinley Securities, LLC. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McKinley Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weilbacher & Associates, P.C.

February 20, 2004

MCKINLEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

ASSETS		
Cash and Cash Equivalents	$	21,578
Receivables From Customers, Less Allowance for Doubtful Accounts of $0		10,000
Office Equipment and Furniture, at Cost, Less Accumulated Depreciation of $2,817		15,626
Other Assets		6,971
TOTAL ASSETS	$	54,175

LIABILITIES AND MEMBER CAPITAL

LIABILITIES		
Accounts Payable, Accrued Liabilities, and Other Liabilities	$	10,022
Franchise Taxes Payable, Including Deferred Taxes of $726 (Note 6)		6,000
Notes Payable (Note 3)		11,045
TOTAL LIABILITIES		27,067
MEMBER CAPITAL		27,108
TOTAL LIABILITIES AND MEMBER CAPITAL	$	54,175

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

MCKINLEY SECURITIES, LLC

STATEMENT OF INCOME
For year ended December 31, 2003

REVENUES:	
Consulting & Advisory Income	$ 100,600
Commissions	113,000
TOTAL REVENUES	213,600
EXPENSES:	
Advertising	403
Auto Expense	1,800
Bad Debt Expense	6,302
Contract Labor	472
Rent	17,169
Insurance	1,079
Financial Information	16,619
Interest Expense	230
Regulatory Fees and Expenses	2,547
Professional Fees	37,683
Office Expenses	6,454
Printing & Reproduction	241
Contributions	340
Dues & Subscriptions	1,349
Taxes	119
Telephone	2,982
Travel	408
Promotions Expense	211
Depreciation	1,892
Licenses & Permits	35
TOTAL EXPENSES	98,335
INCOME BEFORE INCOME TAXES	115,265
Provision For Income Taxes (Note 6)	6,000
NET INCOME	$ 109,265

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

MCKINLEY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER CAPITAL
For year ended December 31, 2003

BALANCE, DECEMBER 31, 2002	$	40,195
Member Contributions		0
Member Distributions		(122,352)
Net Income		109,265
BALANCE, DECEMBER 31, 2003	$	27,108

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

MCKINLEY SECURITIES, LLC

STATEMENT OF CASH FLOWS
For year ended December 31, 2003

OPERATING ACTIVITIES		
Net Income	$	109,265
Adjustment to Reconcile Net Income to Net Cash Provided (Used) in Operating Activities:		
Depreciation		1,892
Deferred Taxes		726
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable		10,000
Increase in Other Assets		(939)
Increase in Franchise Taxes Payable		5,274
Increase in Accounts Payable, Accrued Liabilities, and and Other Liabilities		4,436
NET CASH PROVIDED BY OPERATING ACTIVITIES		130,654
INVESTING ACTIVITIES		
Purchases of Property and Equipment		(1,227)
NET CASH USED BY INVESTING ACTIVITIES		(1,227)
FINANCING ACTIVITIES		
New Borrowings		
Related Party		3,700
Debt Reduction		
Long Term		(2,853)
Related Party		(3,700)
Member Distributions		(122,352)
NET CASH USED BY FINANCING ACTIVITIES		(125,205)
INCREASE IN CASH AND CASH EQUIVALENTS		4,222
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		17,356
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	21,578
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Property and Equipment Acquired With Long-Term Debt	$	10,258
Maintenance Agreement Acquired With Long-Term Debt		3,640

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

MCKINLEY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activities
McKinley Securities, LLC (the Company) is a Texas limited liability company engaged in the business of investment banking. The Company offers advisory services for mergers and acquisitions and the private placement of debt and equity securities in San Antonio and the South Texas area.

Revenue and Expense Recognition
Revenues are recorded as earned and expenses are recorded as incurred.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits held by financial institutions.

Property and Equipment
Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets: equipment and other assets, 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
The Company's member has elected, as a single member limited liability company, to be taxed as a proprietorship. Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal income tax return. The proprietorship is not a taxpaying entity for purposes of federal taxes, and thus no federal income taxes have been recorded in the statements.

The Company is registered as a Texas limited liability company and is subject to Texas franchise taxes. Franchise taxes are provided for the tax effects of transactions reported in the financial statements and consist of currently due plus deferred taxes related primarily to difference between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

See Accountants' Audit Report.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continuation)

Advertising
The Company expenses advertising and promotional expenses as incurred. Advertising expense was $403 in 2003.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Accounts Receivable
The accounts receivable arise in the normal course of business. It is the policy of the management of the Company to review the collectibility of the accounts receivable at year end, as well as the bad debt write offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. Actual bad debts incurred in 2003 totaled $6,302.

Government Regulations
The Company is subject to regulations of The Securities Exchange Act of 1934. The Securities Exchange Commission (SEC) governs those entities involved in the securities industry. The Company is registered with the SEC to enable it to offer advisory services on transactions involving debt or equity securities. The company is also a member of the National Association of Securities Dealers (NASD) and is subject to the rules of that association. The Company is also subject to the existing securities laws of the United States of America and the State of Texas.

See Accountants' Audit Report.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continuation)

Section 205c(2) of the Sarbanes-Oxley Act of 2002 (the Act) amends section 17 (15 U.S.C. 78q) of The Securities Exchange Act of 1934 to require all broker/dealers (both public and private) to be audited by a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB). Although the Act is primarily directed at "issuers" (as defined by the Act) and their auditors, privately held securities broker/dealers also come under the scope of certain provisions of the Act. The SEC Commission has ruled that privately held broker/dealers could continue to file with the Commission and send their customers financial statements audited by an independent public accounting firm through January 1, 2005 or until the Commission makes a final determination otherwise. The effect of this legislation on the Company is unknown at this time.

NOTE 2 - OPERATING LEASES

The Association has an obligation under an operating lease for building space at the Acacia Office Building. The lease is effective through April 30, 2005. Total rent expense amounted to $17,169, including $2,305 additional rent for operating expenses in 2003. The following is a schedule by years of future minimum rental payments under the operating lease at December 31, 2003:

Years Ended December 31,	
2004	$ 15,296
2005	15,774
	$ 31,070

The Company is contingently liable under a deferred rent agreement. Under the agreement, the landlord agreed to defer a portion of additional rent for operating expenses in the amount of $3,471 to the end of the lease term. A credit for this amount may be granted the Company upon any option exercises and/or renewal of the lease.

See Accountants' Audit Report.

MCKINLEY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 3 – LONG-TERM DEBT

A summary of long-term debt follows:	2003
10.19% note payable to Lanier Worldwide, Inc., payable in monthly installments of $290, due October 1, 2007, secured by office equipment	$ 11,045

The following is a schedule of debt maturities at December 31, 2003:

Years Ended December 31,	
2004	$ 2,527
2005	2,731
2006	3,023
2007	2,764
	$ 11,045

NOTE 4 – MINIMUM NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers shall maintain net capital of not less than $5,000. At December 31, 2003 the Company had net capital of $12,949, which was $7,949 in excess of its required net capital of $5,000. The Company's net capital ratio was .67 to 1.

See Accountants' Audit Report.

NOTE 5 – RELATED PARTY TRANSACTION

The Company borrowed and repaid funds in the amount of $2,355 for working capital purposes from a related party for the year ended December 31, 2003.

NOTE 6– INCOME TAXES

The provision for Texas income taxes consists of the following:

Current Taxes	$5,274
Deferred Taxes	726
Total Income Taxes	$6,000

Deferred tax assets and liabilities consist of the following:

Deferred Tax Liability	$1,111
Deferred Tax Asset	(385)
Net Deferred Tax Liability	$ 726

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. These differences relate primarily to differences between the financial and tax basis of property and equipment, organizational costs, accrued income, and accrued expenses. The tax provision differs from the expenses that would result from applying statutory rates to taxable income before income taxes because of expenses not deductible for income tax purposes of $105.

See Accountants' Audit Report.

SCHEDULE 1

MCKINLEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

NET CAPITAL		
Total Member Capital from Statement of Financial Condition		$ 27,108
Deduct Member Capital Not Allowable for Net Capital		0
Total Member Capital for Net Capital		27,108
Add:		
Subordinated Borrowings Allowable in Computation of Net Capital		0
Other (Deductions) or Allowable Credits-Deferred Income Taxes Payable		726
Total Capital and Allowable Subordinated Borrowings		27,834
Deductions and/or Charges:		
Nonallowable Assets:		
Furniture, Fixtures, and Leasehold Improvements, Net of Accumulated Depreciation	5,881	
Other Assets	9,004	
	14,885	
Other Deductions and Charges	0	14,885
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		12,949
Haircuts on Securities Positions		0
NET CAPITAL		$ 12,949
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Other Accounts Payable and Accrued Expenses		8,629
TOTAL AGGREGATE INDEBTEDNESS		$ 8,629
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required:		
Company		$ 575
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		$ 5,000
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 7,949
Excess Net Capital at 1,000 Percent		$ 12,086
Ratio: Aggregate Indebtedness to Net Capital		.67 to 1

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

SCHEDULE 1

MCKINLEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	8,122
Increase (Decrease) in Other (Deductions) or Allowable Credits		
Deferred Income Taxes Payable		726
(Increase) Decrease in Nonallowable Assets:		
Other Assets		6,810
Furniture, Fixtures, and Leasehold Improvements, Net of Accumulated Depreciation		9,819
Audit Adjustments:		
Effecting Computation of Net Income (Net)		109,870
Effecting Members Capital (Net)		(122,398)
NET CAPITAL PER PRECEDING PAGE	$	12,949

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003)

NET AGGREGATE INDEBTEDNESS, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	12,458
Decrease in Other Accounts Payable and Accrued Expenses		(9,103)
Increase in Franchise Taxes Payable, Excluding Deferred Taxes of $726		5,274
NET AGGREGATE INDEBTEDNESS PER PRECEDING PAGE	$	8,629

The accompanying notes form an integral part of these financial statements.
See Accountants' Audit Report.

WEILBACHER & ASSOCIATES
A Professional Corporation

To Member
McKinley Securities, LLC
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements and supplemental schedules of McKinley Securities, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weilbacher & Associates, P.C.

Weilbacher & Associates, P.C.
San Antonio, Texas

February 20, 2004